

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2017

Adam Karkowsky
Executive Vice President and Chief Financial Oficer
AmTrust Financial Services, Inc.
59 Maiden Lane
43rd Floor
New York, New York 10038

> **Re: AmTrust Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 4, 2017**
> **Form 10-Q for the Quarterly Period ended September 30, 2017**
> **Filed November 9, 2017**
> **File No. 001-33143**

Dear Mr. Karkowsky:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Note 12. Loss and Loss Adjustment Expense Reserves, page F-68

1. It appears that there are various discrepancies between your discussions of prior year development for 2016 in both the paragraph following the table on page F-68 and in Management's Discussion and Analysis (MD&A) as compared to the development depicted in your claims development tables presented in Note 13. Please explain to us how your disclosure on page F-68 and in MD&A is appropriate in light of the following apparent discrepancies:

    • On page F-69 you indicate that the $257.9 million adverse development in 2016 relates to higher actuarial estimates based on actual losses in your Small Commercial Business and Specialty Program segments. From the claims development tables in Note 13, it appears that the Small Commercial segment experienced favorable development of $36.6 million while the Specialty Program and Specialty Risk and Warranty segments experienced adverse development.

- On pages 69 and F-69 you indicate that prior year adverse development in 2016 for your Small Commercial Business segment was driven primarily by commercial auto and general liability businesses, as well as increases in your non-California workers' compensation business offset by decreases in your California workers' compensation business. From the claims development tables on pages F-71 through F-74, it appears that your workers' compensation business experienced favorable development of $77.5 million that more than offset adverse development in the commercial auto and general liabilities lines.

- On pages 73 and F-69 you indicate that prior year adverse development in 2016 for your Specialty Program segment was driven primarily by your commercial auto and general liability programs. From the claims development tables on pages F-76 through F-79, it appears that general liability experienced $214.8 million of the $323.8 million in adverse development depicted in the tables for this segment with workers' compensation adverse development of $59.2 million being greater than that of commercial auto at $49.8 million.

- On page 72 you indicate that there were no material increases or decreases as a result of prior year development for your Specialty Risk and Extended Warranty segment in 2016. From the claims development tables on pages F-80 through F-85 it appears that you experienced total adverse development of $159.3 million with only the property line showing favorable development of $19.0 million.

Note 13. Short Duration Contracts, page F-69

2. As the objective of the short-duration disclosures as outlined in paragraph BC2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates, please tell us how the tables you present provide meaningful information to investors. In this regard, the 10 tables you provide present total adverse development of $446.5 million while your financial statements as depicted in the table on page F-68 present only $257.9 million of adverse development. In your response tell us:

- the amount of prior year development, if any, for accident years older than the earliest year presented in each of the 10 tables referred to above;
- the lines of business not included in the tables and the prior year development for each of those lines in 2016, including specific discussion of the following:
  ○ explain why you do not provide any claims development tables for the "other short-duration lines, including foreign exchange" reconciling item, given that it represents the second largest component of your reconciliation of net liability for

     unpaid loss and loss adjustment expenses as depicted in the table on page F-86;

- ○ the lines of business that comprise the $1.0 billion in net reserves of these "other short-duration lines;"
- ○ the net liability for each of the lines in the preceding bullet;
- ○ why you may believe that any of these lines have development characteristics associated with the exposures that are not representative of your case reserve and claim settlement philosophies as disclosed in the third paragraph on page F-69 and why such lines should not be presented separately or aggregated together in a separate table under ASC 944-40-50-4H;
- ○ why you do not appear to aggregate any remaining lines (after consideration of those addressed in the preceding sub-bullet) into separate claims development tables; and
- ○ why this amount is characterized as "including foreign exchange" when presumably each of your claims development tables is presented at the December 31, 2016 exchange rate as disclosed in the eight paragraph on page F-70; and

- • your consideration for disclosing the information in the preceeding bullets.

3. It is apparent from your disclosure on paged F-75 and F-76 that you pay 102.3% and 108.5% of your claims within nine years for the general liability line of your Small Commercial Business segment and the commercial auto line of your Specialty Program segment, respectively. Please tell us why you pay more than your estimated claims and why these payment rates are not indicative of under accrued loss reserves.

4. You disclose in the last paragraph on page F-79 that you exclude accident year 2008 from all the claims development tables in your Specialty Risk and Extended Warranty segment given the limited volume and predictive value of loss experience. You also disclose that you exclude 2009 accident year information from the Property and Other International and Warranty tables for the same reason. Please tell us why it is appropriate to exclude these accident years from your tables, referencing the authoritative literature your rely upon to support your position. At a minimum, address the following in your response:

- • Provide us the incurred claims and paid claims information that you excluded from each of the tables for accident years 2008 and 2009, including development for each year since 2008.
- • Explain to us why your disclosure does not include 2007 as ASC 944-40-50-4B requires information for up to 10 years and the inclusion of 2008 represents only nine years of information.
- • If appropriate and available, also provide us the information in the first bullet above for the 2007 accident year.

5. You disclose a net liability for upaid loss and loss adjustment expenses for Other International and Warranty claims in the Specialty Risk and Extended Warranty segment of $229.5 million at December 31, 2016 on page F-86 with $242.1 million of claims and

allocated claim adjustment expenses in 2016 from the table on page F-84. These amounts appear relatively low in relation to the $748.9 million of net earned premium for the Warranty line of business for 2016 as disclosed on page F-128. Please tell us whether your warranty business is inherently that profitable or whether you exclude some warranty business from your claims development tables and, if so, why.

Notes to the Consolidated Financial Statements
Note 2. Income Taxes, page F-109

6.   The "adjustments to prior year taxes" in each year presented are material to your effective tax rate. Please tell us the nature and amount of the adjustments in each year presented and explain to us why these adjustments are reflected in the period you recorded them and do not represent the correction of errors in your prior period accounting.

Form 10-Q for the quarterly period ended September 30, 2017

Notes to the Consolidated Financial Statements
Note 6. Loss and Loss Adjustment Expense Reserves, page 26

7.   We note your significant increase in adverse prior period reserve development of $326.9 million and $418.8 million during the three and nine months ended September 30, 2017, over the prior periods. We also note on page 44 the significant increase in your combined ratios of 134.4% and 109.8% for the three and nine months ended September 30, 2017, over the prior periods, as well as your statement that "although we did not achieve our key growth and profitability measures for the three and nine months ended September 30, 2017, we do not consider this to be a trend." Given the significance of your adverse development in 2017 and that it appears to continue a trend of increasing adverse development starting in 2016, please tell us the following:

   • The prior year development for each of the first three quarters in 2017 and each of the four quarters in 2016 by segment and by the line of business depicted in your claims development tables in your 2016 Form 10-K as well as lines not depicted in those tables as addressed in comment 2 above.
   • The underlying causes for the development in the prior bullet.
   • The "new and updated data," as disclosed in the last paragraph on page 27 contributing to the adverse development during the third quarter of 2017 and why this data was not available in earlier periods or, if available, why it was apparently not used in determining your loss reserves in prior periods.
   • How the June 30, 2017 adverse loss development cover agreement with Premia Reinsurance Ltd,. as disclosed in Note 15, impacted the net adverse development in the third quarter of 2017.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Adam Karkowsky
AmTrust Financial Services, Inc.
December 5, 2017
Page 5

absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at (202) 551-3638 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance